Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission.  Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit.  The omitted confidential information has been filed with the Securities and Exchange Commission.

Exhibit 4.54

PRIVATE & CONFIDENTIAL

THIS LICENCE AND DISTRIBUTION AGREEMENT is made on 20/12 2002

BETWEEN

(1)           LAXDALE LIMITED, a Company incorporated in Scotland under the Companies Acts (Company Number: SC179838), having its place of business at Kings Park House, Laurelhill Business Park, Stirling, FK7 9JQ (“Laxdale”);

and

(2)           LINK PHARMACEUTICALS LIMITED, (“Link”), a Company incorporated in England under the Companies Acts (Company Number: 2530982), having its place of business at Bishops Weald House, Albion Way, Horsham, West Sussex RH12 1AH

WHEREAS

(A)          Laxdale has developed and is the owner of certain IP Rights (as after defined) including the Licensed Patent (as after defined) and the Trade Mark (as after defined) in relation to the Licensed Product (as after defined) for the treatment inter alia of Huntington’s Disease;

(B)           Laxdale has agreed to appoint Link as its exclusive distributor in the Territory (as after defined) on an exclusive basis and insofar as necessary to perform its obligations as distributor to license Link under the Licensed Patent and the Trade Mark and Link has agreed to accept such licence and appointment on the terms and conditions of this Agreement

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

1.                             Definitions and interpretation

1.1                           In this Agreement, unless the context requires otherwise, the following words and expressions shall bear the following meanings:

“Additional Field”	means the treatment of depression;

“Associated Company”

means any firm, company or entity controlled by, controlling or under common control with Link. For this purpose “control” shall mean direct or indirect beneficial ownership of 50% or more of the voting shares, or a 50% or greater interest in the income, of such firm, company or entity, or such other relationship as, in fact constitutes actual control;

LAXDALE LTD, KINGS PARK HOUSE, LAURELHILL BUSINESS PARK, POLMAISE ROAD, STIRLING, UK FK7 9JQ
TEL:+44 (0)1786 476000 FAX:+44 (0)1786 473137 E-MAIL: admin@laxdale.co.uk

REGISTERED IN SCOTLAND No. 179838
REGISTERED OFFICE: KINGS PARK HOUSE, LAURELHILL BUSINESS PARK, POLMAISE ROAD, STIRLING, UK FK7 9JQ

“Change of Control”	means a change of control in relation to either party. “Control” for these purposes means the power of a person to secure:

(i) by means of holding shares or the possession of voting power in or in relation to that or any other body corporate; or

(ii) by virtue of any powers conferred by the articles of association or other document regulating that or any other body corporate that the affairs of the first mentioned body corporate are conducted in accordance with the wishes of that person;

“Cost of Finished Pack”

means the cost of Finished Pack in relation to the Licensed Product incurred by Laxdale to include materials and delivery to the Delivery Location (as after defined). For the avoidance of doubt the Cost of Finished Pack shall not exceed £20 per Unit plus 10% in the first year and shall be reviewed annually;

“Effective Date”	means the last date of signature hereof by or on behalf of each of the parties hereto by persons duly and expressly authorised;

“EMEA”	means the European Agency for the Evaluation of Medical Products or such successor or replacement body as may from time to time supersede it;

“Field of Use”

means the marketing, distribution and Sale of Licensed Product for the therapeutic treatment of Huntington’s Disease it being acknowledged that the Field of Use may be widened in the future in the sole discretion of Laxdale to include Spino-cerebellar atrophy; Progressive Supranuclear Palsy; Fragile X and Friedreich’s ataxia.

“IP Rights”

means all patents, registered designs, unregistered design rights, copyrights, topography rights, trade marks, trade names, logos, trade secrets and know-how, moral rights, supplementary protection certificates, petty patents, utility models, applications for any of the above and the right to make applications and any and all other intellectual or industrial property rights of any description (and rights of a similar nature) anywhere in the world,

(i) existing now or at any time in the future; and

(ii) whether or not registered or registrable;

“Improvements”	means all improvements or modifications or adaptations to the Licensed Product within the Field of Use which may be made or acquired by either party during the Term (as after defined);

“Major Improvement”

means all improvements or modifications or adaptations to the Licensed Product which requires completion of a clinical program for its development in order to obtain a marketing authorisation within the Territory and within the Field of Use;

“Minor Improvement”

means all improvements or modifications or adaptations to the Licensed Product which only require standard pharmacokinetic, bioequivalance or similar such studies in order to satisfy its addition to the marketing authorisation of the existing Licensed Product within the Field of Use;

“Launch Date”	means a date to be agreed between the parties hereto which shall be no later than six (6) months following approval of the Licensed Product by the EMEA;

“Marketing Year”	means each 12 month period beginning from the month of the Launch Date within the Territory;

“Milestones”	means each of the milestones set out in Part 1 of the Schedule;

“Milestone Payments”	means the sums due to Laxdale against the performance of the Milestones in the Timetable (as after defined) as more particularly detailed in Part 1 of the Schedule;

“Minimum Sales”	means the minimum sales to be achieved by Link as set out in Part 1 of the Schedule;

“Order Acknowledgement”	means a written acknowledgement of any Purchase Order from Laxdale containing details such as price, delivery dates and quantities agreed by Laxdale;

means the orphan designation for the Licensed

“Orphan Drug Designation”	Product in the treatment of Huntington’s disease issued by the EMEA Committee for Orphan Medicinal Products on 27 October 2000.

“Licensed Patent”	Means:

(i) the patent applications referred to in Part 1 of the Schedule including any amended or divided applications;

(ii)  all patent applications that may be filed in the Territory by or on behalf of Laxdale which are based on or claim priority from such patent applications including any amended or divided applications;

(iii) all patents actually granted pursuant to any such patent applications, including any amended or divided applications;

“Licensed Product”	means Units of the product sold by Link in the Field of Use which fall within the claims of the Licensed Patent or the Orphan Drug Designation and approved for marketing by EMEA.

“Purchase Order”

means an irrevocable written order (and any amendments to same accepted by Laxdale) from Link to Laxdale for the purchase of Licensed Products for sale by Link in a format approved in advance by Laxdale;

“Quarter”	means each period of 3 months in each year of the Term, the first quarter commencing at the start of the month during which the Licensed Product is first sold;

“Royalties”	means royalties payable to Laxdale under this Agreement as detailed in Clause 10;

“Sales”	means the sale or other disposal of Licensed Products (whether or not title is transferred and whether or not for value) and “Sold” shall be construed accordingly. ;

“Net Sales Value”	means the price of Licensed Products calculated as follows (and net of Value Added Tax or any other equivalent sales taxes or duties and after deduction of normal trade discounts actually granted):

(i) in the case of an arm’s length Sale, the Net Sales Value shall be the gross price charged or invoiced to third party purchasers in respect of Licensed Products Sold;

(ii)  in the case of any Sale or disposal of Licensed Products which is not an arm’s length sale, the Net Sales Value shall be the open market price for the Licensed Product in the country to which the Licensed Product is supplied; and

(iii)  the Net Sales Value shall also include any and all lump sums or other benefits whether in cash or in kind receivable by Link from any third party in consideration of the Sale and/or distribution of Licensed Products;

“Term”	means the term of this Agreement as detailed in Clause 2.1;

“Termination Minimum Sales”	means the termination minimum sales as set out in Part 1 of the Schedule

“Territory”	means the United Kingdom and the Republic of Ireland;

“Timetable”	means the timetable set out in Part 1 of the Schedule detailing the Milestones and Milestone Payments;

“Total Net Sales Value”	means the aggregate Net Sales Value of all Sales of the Licensed Product by Link to the date of the relevant calculation;

“Trade Mark”	means the trade mark to be selected by Laxdale prior to the Launch Date with which Licensed Products shall be branded;

Unit	means the standard pack size (for 28 or 30 days treatment) containing capsules of 500mg of the Licensed Product.

1.2                           References in this Agreement to the singular shall (except where the context requires otherwise) include a reference to the plural (and vice versa) and references to one gender shall include a reference to all other genders. References to Clauses and the Schedule are to the clauses and schedule of this Agreement. Headings used in this Agreement are for convenience only and shall not affect interpretation.

2.                             Term

2.1                           This Agreement shall come into force on the Effective Date and subject to termination in accordance with Clause 23 shall continue until the later to expire of a period of 10 years or the expiry of the last of the Licensed Patent or the expiry of Orphan Drug Designation in the Territory.

2.2                           Notwithstanding expiry or termination of this Agreement, the parties may enter into a separate Trade Mark licence in relation to the distribution of Licensed Products under the Trade Mark provided that any such trade mark licence shall be negotiated, in good faith, by the parties and the parties shall intimate their wish (or otherwise) to enter into such an agreement at least 18 months prior to the scheduled expiry of the Term.

3.                             Appointment and scope of rights

3.1                           Subject to the terms of this Agreement, Laxdale hereby grants to Link an exclusive, nontransferable licence to market, distribute and sell Licensed Products in the Territory within the Field of Use only and under the Licensed Patent and Trade Mark and Orphan Drug Designation and Link shall in consideration pay the royalties as outlined in the Schedule. Link shall not be entitled to sub-license or sub-contract any of its rights hereunder without Laxdale’s prior written consent, such consent not to be unreasonably withheld. It is acknowledged by Link that Laxdale hereby expressly reserves the exclusive right to market, distribute and sell (either itself or by way of licensing a third party) Licensed Products within the Field of Use in any country in the World other than the Territory.

3.2                           In the event, during the Term of this Agreement, Laxdale is in a position to appoint a distributor for the Licensed Product, in the Additional Field, and subject always to Link having performed all of its obligations under this Agreement to the satisfaction of Laxdale and not being in breach of this Agreement, Link shall have the option to negotiate the terms of a licence and distribution agreement for such a product on the following basis:

3.2.1                        Laxdale shall give written notice of its intention to appoint a distributor for such a Licensed Product to Link and Link shall have fourteen (14) days to give written notice to Laxdale to exercise its option to enter into negotiations.  In the event no such notice is given to Laxdale by Link, the option in this Clause 3.2 shall be deemed to have expired and it shall be at Laxdale’s sole discretion whether to enter into negotiations with Link.

3.2.2                        Upon receipt by Laxdale of notice, in accordance with Clause 3.2.1, Laxdale and Link shall negotiate, in good faith, the terms of a licence and distribution agreement.  In the event the terms of an agreement have not been reached within eight (8) weeks of receipt by Laxdale of the foregoing notice from Link, then all negotiations shall terminate.

3.3                           Link and Laxdale agree to execute such formal licence agreements (if any) as may be required by relevant patent registry from time to time and to do such other acts and things as may be necessary for the purpose of registering the licence granted in terms of this Agreement in the Territory.  To avoid any doubt, no development, evaluation, manufacturing or production or other rights of any nature under the Licensed Patent or Trade Mark are granted under this Agreement.

3.4                           Link shall not represent or hold itself out as Laxdale’s agent for the sales of the Licensed Products or as being entitled to bind Laxdale in any way provided always that Link shall be entitled to describe itself as Laxdale’s authorised distributor for the Licensed Products.

3.5                           Link shall not sell any of the Licensed Products which it purchases from Laxdale through sales agents or to sub-distributors without the prior written consent of Laxdale and no sub-licensing or sub-contracting shall be permitted hereunder without the prior written consent of Laxdale, such consent not to be unreasonably withheld.

4.                             Exclusivity and Minimum Sales

4.1                           Link shall throughout the Term purchase Licensed Products from Laxdale and Laxdale agrees to sell the same to Link for sale within the Territory in the Field of Use subject to the terms and conditions of this Agreement.

4.2                           It is a material term of this Agreement that Link achieves the Minimum Sales.

4.3                           The Minimum Sales are set out in the Schedule.

4.4                           If Link fails to achieve the Minimum Sales in any 2 consecutive years, Laxdale shall be entitled to convert Link’s exclusive appointment herein to a non-exclusive appointment and shall be free to appoint new distributors, agents and/or licensees in the Territory and/or proceed with the marketing, distribution and sale of the Licensed Products in the Territory on its own account, as it deems appropriate.

4.5                           Notwithstanding Clause 4.4, if Link fails to achieve the Termination Minimum Sales in any 2 consecutive years, Laxdale shall be entitled to terminate this Agreement with immediate effect and shall be free to appoint new distributors, agents and/or licensees in the Territory (on a non-exclusive or exclusive basis) and/or proceed with the marketing, distribution and sale of the Licensed Products in the Territory on its own account, as it deems appropriate.

4.6                           The Parties shall after the first full Marketing Year and, at any time during the Term of the Agreement in the situation where additional trial data within the Field of Use becomes available after the Launch Date or where a directly competing product is launched within the Territory, meet to discuss any appropriate alterations that should be made to the Minimum Sales or Termination Minimum Sales on the basis that, if no agreement is reached in this regard the definition of Minimum Sales and Termination Minimum Sales shall remain unaltered.

5.                             Supply of the Licensed Products

5.1                           With effect from the Launch Date, Link shall provide Laxdale with a forecast of its Licensed Product requirements for the following 12 month period and shall during every Quarter of each such year during the Term provide Laxdale with an updated forecast for the year following the date of such forecast. Such forecast shall take the form of a written schedule and shall specify all details of anticipated sales and inventory requirements and shall be calculated and presented in a true and accurate manner. Such forecast shall not be binding upon either Laxdale or Link and shall be for information only.

5.2                           All orders for the purchase of the Licensed Products shall be made by Link submitting a Purchase Order each quarter for supply in the next 6 months. Such Purchase Orders shall become binding once they have been accepted by Laxdale and an Order Acknowledgement issued no later than 10 working days after the receipt of the Purchase Order by Laxdale from Link. Laxdale shall use its reasonable endeavours to comply with Link’s requirements under Purchase Orders provided that Purchase Orders placed are within 10% of the terms of the applicable forecast. However, Link shall not be in breach of any requirement to make the Minimum Sales if such failure is due to Laxdale’s rejection of Purchase Orders which would otherwise have allowed Link to achieve such Minimum Sales

5.3                           At the time of submitting the relevant Order Acknowledgement, Laxdale shall inform Link of Laxdale’s estimated delivery date for consignments and shall use all reasonable endeavours to deliver the Licensed Products within 6 months of the date of the Order Acknowledgement. Notwithstanding any such delivery date, time of delivery shall not be of the essence under this Agreement. Delivery of the Licensed Products shall be made to one location in the Territory as agreed by Laxdale and Link said address to be: UDG Limited, Amber Park, Bernstowe Lane, South Normananton, Derbyshire, DE55 2FH or such other address as may be agreed between the parties hereto (the “Delivery Location”).

5.4                           For the avoidance of doubt, at the end of the first year of this Agreement following the Launch Date and at the end of each year thereafter the parties may review this ordering process with a view to modifying or adapting it from time to time for the benefit of the parties.

5.5                           In addition to the Royalties to be paid by Link to Laxdale in terms of this Agreement, Licensed Product will be invoiced to Link at the Cost of Finished Pack (as defined). Invoices are due for payment within 30 days from the invoice date.

6.                             Approvals

6.1                           Subject to Clause 6.2 it shall be solely Laxdale’s responsibility to manage the clinical trials and to obtain regulatory approval of the Licensed Product for the treatment of Huntington’s Disease and in this respect Laxdale shall submit a full, compliant dossier to EMEA for the purposes of obtaining marketing authorisation for the treatment of Huntington’s Disease.  For the avoidance of doubt, ownership of the results of all such trials and clinical or other data arising from such clinical trials shall vest in and remain vested in Laxdale.

6.2                           Laxdale shall be responsible for any other indications within the Field of Use other than the treatment of Huntington’s Disease and shall at its sole discretion prepare and be responsible for the conduct of clinical trials and at Laxdale’s sole discretion shall be responsible for securing regulatory approval in the Territory.

6.3                           Link shall in respect of each and every order for the Licensed Products submitted hereunder, be responsible for complying with the laws in the Territory applicable to marketing, distributing and selling the Licensed Products pursuant to this Agreement, effecting any registrations and paying all applicable customs duties, taxes and other costs in respect of the marketing, distribution and sale of the Licensed Products in the Territory.

6.4                           Link shall not at any time nor under any circumstance do anything (whether directly or indirectly) to interfere with or prejudice the Orphan Drug Designation of the Licensed Product or with EMEA’s or any other regulatory body’s approval of the Licensed Product. Link shall (at the request of Laxdale from time to time) do all such acts and things as may be necessary to assist Laxdale with obtaining and maintaining all necessary regulatory approvals of the Licensed Product.  In this respect, Link shall promptly provide all information, data, sales figures and other information that Laxdale may reasonably request to prepare the annual and other reports and other documentation to be submitted to EMEA or other regulatory authority from time to time.

6.5                           For the avoidance of doubt, failure by Link to comply with any of the provisions of Clauses 6.3 and 6.4 will amount to a material breach of this Agreement and Laxdale shall be entitled to terminate this Agreement in accordance with Clause 23.

7                              Duties of Link

7.1                           Without prejudice to its obligation to achieve Minimum Sales, Link shall use all reasonable endeavours to sell the Licensed Products and to maximise orders for the Licensed Product in terms of its exclusive appointment under this Agreement.

7.2                           Link shall use all reasonable endeavours to enhance the reputation and acceptance of the Licensed Product amongst customers and prospective customers within the Territory and in this respect Link shall jointly agree with Laxdale, after the Effective Date but prior to the Launch Date the key promotional messages.  Link shall be consistent in its use of the agreed key messages and shall use them, as appropriate, for all sales, literature, promotional, marketing and other materials in relation to the Licensed Product. A copy of all sales literature shall be delivered to Laxdale.

7.3                           Link shall refrain from taking any action that would damage the reputation and standing of Laxdale and/or the Licensed Product.

7.4                           Link shall not re-sell, ship, export or otherwise dispose of the Licensed Products in any manner which may or would violate applicable export laws and/or regulations in the Territory.

7.5                           All costs and expenses incurred by Link in carrying out its obligations under this Agreement, shall be borne solely and exclusively by Link.  In addition, all expenses incurred by Link acting in its capacity as exclusive distributor shall be borne solely by Link.

7.6                           Link shall promptly bring to Laxdale’s notice any information or knowledge received or gained by it which is likely to be of interest, use or benefit to Laxdale in relation to the development, marketability or sale of the Licensed Product or otherwise.

7.7                           Link shall provide and maintain to Laxdale’s reasonable satisfaction operating facilities and a service organisation adequate and competent to provide support and service in respect of the Licensed Products within the Territory, and to promote, distribute and sell the Licensed Products effectively within the Territory and to customers.

7.8                           Link shall at all times ensure that it maintains an adequate stock of the Licensed Products for sale to customers within the Territory.

7.9                           Link shall at all times in relation to the Licensed Products describe itself solely as the “exclusive authorised distributor of Laxdale Limited” and all such descriptions or references to Link shall be in a form acceptable to Laxdale.  Link shall ensure that Laxdale’s approved logo/Trade Mark appears prominently on all promotional material for the Licensed Product.

7.10                         Link shall respect and, in accordance with Clauses 17 and 19 hereof, protect Laxdale’s copyright (and other related rights) in all sales literature, marketing, promotional and/or other materials provided by Laxdale.  For the avoidance of doubt, Link shall not be permitted to copy any such sales literature or other such materials except strictly for the purpose of performing its obligations under this Agreement subject always to the prior written consent of Laxdale (which shall not be unreasonably withheld or delayed).

7.11                         Link shall be responsible for training its employees in the successful sale of the Licensed Product.

7.12                         Link shall at all times keep Laxdale fully appraised of the progress of its marketing and promotional activities including providing regular monthly reports in writing of activity in the preceding month and proposed activity in the forthcoming month and all other information as may reasonably be requested by Laxdale from time to time. Link shall meet with Laxdale when reasonably requested from time to time by Laxdale in order to discuss progress as aforesaid.

7.13                         Link shall notify Laxdale in writing of all serious adverse events occurring in relation to the Licensed Product within 24 hours of Link becoming aware of such events. To further specify Link’s obligations in this regard, the parties hereto agree to enter into a separate technical agreement concerning inter alia, all drug safety aspects in relation to this Agreement (the “Technical Agreement”).

8.                             Duties of Laxdale

8.1                           Throughout the Term and subject to the satisfactory performance by Link of its obligations hereunder, Laxdale shall:

8.1.1                        suitably package the Licensed Product subject at all times to EMEA approval for shipment it being acknowledged and agreed by Link that it shall not in any way tamper with the packaging or labelling of the Licensed Product as provided to it by Laxdale it being agreed that further provisions in this regard shall be included in the Technical Agreement. For the avoidance of doubt, all applicable charges for shipping, insurance duties, excise taxes, tariffs and assessments shall be Link’s sole responsibility in respect of any Purchase Orders by Link;

8.1.2                        supply and sell the Licensed Products to Link upon the terms and conditions, set forth in this Agreement together with all necessary and appropriate documentation, warnings and instructions in English as may be required in accordance with the relevant regulatory approvals from time to time;

8.1.3                        assist Link with the key promotional messages to be used by Link in relation to the Licensed Product in the performance of its obligations hereunder as detailed in Clause 7.2;

8.1.4                        provide Link with a copy of summary sections of the dossier submitted to EMEA referred to in Clause 6.1; and

8.1.5                        promptly bring to Link’s notice any information or knowledge received or gained by it which is likely to be of interest, use or benefit to Link in relation to the marketability or sale of the Licensed Product or otherwise.

9.                             Milestone Payments

9.1                           In consideration of the grant of the rights under this Agreement, Link shall pay Laxdale the Milestone Payments within 14 days of written notice and proof from Laxdale of the achievement of each of the Milestones respectively. Milestone Payments are exclusive of applicable VAT which shall be payable in addition thereto.

9.2                           For the avoidance of doubt, Milestone Payments are non-refundable and shall not constitute an advance on Royalties payable hereunder.

9.3                           In the event that the indication approved for the Licensed Product by EMEA is restricted or limited to a treatment period of less than twelve months then the parties shall re-negotiate in good faith the further Milestone Payments within 1 (one Month) of the approval being notified to Link by Laxdale.

10.0                         Royalties

10.1                         In addition to the Milestone Payments., Link shall pay to Laxdale Royalties in accordance with this Clause 10 and Clause 11.

10.2                         Royalties shall be calculated as a percentage of the Net Sales Value of all Licensed Products Sold by Link in the Territory at the respective rates set out in the Schedule and which are applicable in each Marketing Year.

10.3                         In relation to Sales of Licensed Products to any Associated Company, the Net Sales Value shall be deemed to be the price at which the Licensed Products are thereafter Sold by an Associated Company to a non-Associated Company in that part of the Territory and where any such subsequent Sale is not at arm’s length, the Sales Value shall be the open market price in that part of the Territory.

10.4                         Royalties shall be paid within 30 days of the end of each Quarter based upon Sales invoiced by Link in such preceding Quarter. All Payments of Royalties shall be accompanied by a statement giving details of the calculation to be prepared pursuant to Clause 12.2.

11.                           Payments

1 1.1                        All payments hereunder shall be paid by electronic transfer to Laxdale’s bank account at Bank of Scotland or to such other bank account as may be notified to Link from time to time.

11.2                         All payments hereunder shall be made in pounds Sterling without deduction or set off of any kind. Where the price on which the Royalties or other payments are calculated are received by Link in a currency other than Sterling, such sums shall be converted to Sterling at the rate of exchange between Sterling and that other currency set out in the London edition of The Financial Times on the last day of that Quarter in which such payments are received, or if such date is not a day upon which The Financial Times is published the next day on which it is published. Link shall use reasonable endeavours to use rights under any applicable double taxation treaty (if any) to minimise any taxation liability to sums payable under this Clause 11.

11.3                         Unless specifically stated otherwise, all payments are exclusive of Value Added Tax and all other applicable taxes and/or duties which shall be payable if applicable at the relevant rate from time to time by Link.

11.4                         Without prejudice to any other right or remedy of Laxdale, if any sum due by Link is not paid within the relevant time period specified in this Agreement, interest shall be payable from the last date for payment under this Agreement until actual payment (whether before or after judgement) at a rate of 3% per annum above the base rate of the Bank of Scotland from time to time together with all expenses (including legal fees) which Laxdale may incur in recovering the sum outstanding.

12.                           Accounts

12.1                         Link shall keep at its office at the address on the front of this Agreement (or such other address as may be agreed by the parties from time to time), detailed and accurate records and accounts showing the calculation of the Royalties payable to Laxdale in respect of the Licensed Products and all other payments payable by Link hereunder. Such records shall be in a form which allows accurate checks to be made and shall be supported by all relevant vouchers, invoices, Purchase Orders, Order Acknowledgements, delivery notes and the like.

12.2                         Link shall within 10 working days after the last day of each Quarter in each year of this Agreement deliver to Laxdale a true and complete statement of all Licensed Products Sold during the Quarter ended on each such date (or any part thereof in the first month following the Launch Date or last month of this Agreement) which shall include details of all Royalties and other sums payable in respect of such Quarter.

12.3                         Not more than once in any calendar year, Link shall permit any duly authorised representatives of Laxdale or its auditors access to such records, accounts and statements of Link upon 10 working days notice and shall provide reasonable information and cooperation as such representatives shall require to verify the statements rendered by Link in terms of this Agreement and shall also permit such representatives to take copies of and extracts from such records, accounts and statements for the purpose of verification. Notwithstanding expiry or termination of this Agreement for any reason such access shall be given, as aforesaid, until all outstanding claims have been settled to the satisfaction of both parties.  If any inspection by Laxdale as aforesaid reveals an under calculation or underpayment of 5% or more of Royalties due to Laxdale, the costs of such inspection shall be borne by Link.

13.                           Title and Risk

13.1                         Property and title in and to all Products supplied to Link shall remain with Laxdale until all monies due by Link to Laxdale for the Cost of Finished Packs of Licensed Products (including interest and charges) have been paid in full. Link shall keep all such Products safe and shall store them so that they are readily identifiable as Laxdale’s Products until all such monies are so paid.

13.2                         If Link fails to pay any sums due to Laxdale for the Licensed Products by the due date for payment, then in addition (and without prejudice) to any other remedies available to Laxdale under this Agreement or otherwise, Laxdale shall be entitled to repossess the Products. Link shall assist and shall allow Laxdale to repossess the Products and for this purpose shall admit or procure the admission of Laxdale (or its employees or authorised representatives) to the premises in which the Products are located.

13.3                         Notwithstanding the provisions of Clause 13.1, risk of loss or damage to the Products shall pass to Link upon delivery by Laxdale to the Delivery Location in terms of Clause 5.3 and Link shall be responsible for insuring the Products accordingly.

14.                           Inspection

Subject to Clause 15, Link shall have a period of 7 days from receipt of the Licensed Products to confirm that the quantity of Licensed Products received is correct and that the Licensed Products otherwise conform to the relevant Purchase Order. In the event that Link notifies Laxdale that the quantities are not correct (or the shipment is otherwise not in conformance with the relevant Purchase Order) and any such shortage or non-conformity has not occurred following the receipt of the Licensed Products by Link, Laxdale shall despatch as soon as reasonably practicable at its own expense the number of Licensed Products necessary to complete the Purchase Order.

15.                           Warranties

15.1                         Subject as herein provided and subject to Clause 16.2, Laxdale warrants to Link that until a Licensed Product has reached its expiry date as indicated on it, it shall conform to the specification for the Licensed Product and shall be manufactured by third party contractors in accordance with all relevant regulations in compliant facilities. Link’s sole and exclusive remedy in the event of any such defect shall be limited to the replacement of the defective Licensed Product or refund of the price of the Licensed Product at Laxdale’s sole option and expense. For the avoidance of doubt, the foregoing warranty shall not apply to Licensed Products which are subject to misuse, mishandling, failure to follow instructions, damage during shipment (whether caused by the carrier or any other third party), improper storage or deliberate damage by Link or any third party or any other cause outside the reasonable control of Laxdale.

15.2                         Laxdale warrants to Link that it shall use all reasonable efforts to obtain (a) full regulatory approval from EMEA for the Licensed Product; and (b) a granted patent for the Licensed Product to cover the Territory.

16.                           Exclusion of liability

16.1                         Neither party shall be liable to the other in respect of any indirect or consequential or special loss or damage or loss of profits including but not limited to loss of production, business, revenue or goodwill, anticipated savings or delays whether due to negligence or otherwise under this Agreement.

16.2                         If Link receives any third party claims in respect of death or personal injury alleged to have been caused by Licensed Products sold by Link under this Agreement, Laxdale shall handle all such claims including but not limited to the defence and/or settlement thereof. Link shall (a) promptly notify Laxdale on any claims against Link being made and allow Laxdale to handle them; (b) make no admissions or statements in respect of such claims without Laxdale’s consent, except insofar as required to do so by law (and then only subject to prior consultation with Laxdale where this is reasonably practicable); and (c) fully and effectively co-operate and provide reasonable assistance to Laxdale in relation to the handling of such claims at Laxdale’s reasonable expense.

16.3                         Subject to Clause 16.1, each party shall fully and effectively indemnify the other in respect of all losses, claims, damages, liabilities and expenses arising out of or in connection with this Agreement and which are caused by any wrongful acts of the indemnifying party provided that

16.3.1                      the indemnified party takes reasonable steps to mitigate its losses; and

16.3.2                      where any party indemnified under the terms of this Clause 16.3 seeks indemnification in respect of a third party claim, such third party claims shall be handled on like terms mutatis mutandis to those contained in Clause 16.2 to the effect that the indemnified party allows the indemnifying party to handle such claims on those terms.

16.4                         Laxdale shall during the Term maintain comprehensive insurance cover with a reputable insurer in sufficient terms to cover Laxdale’s potential liability to Link pursuant to the terms of this Agreement. Laxdale shall promptly present evidence as to the existence of such insurance cover and the payment of relevant premiums to Link at Link’s request from time to time. The amount of the foregoing insurance cover shall be no less than £5,000,000 (five million pounds sterling).

16.5                         Link shall during the Term maintain comprehensive insurance cover, with a reputable insurer in sufficient terms to cover Link’s potential liability to Laxdale pursuant to the terms of this Agreement. Link shall promptly present evidence as to the existence of such insurance cover and the payment of the relevant premiums to Laxdale at Laxdale’s request from time to time. The amount of the foregoing insurance cover shall be no less than £5,000,000 (five million pounds sterling).

17.                           Trade marks

17.1                         The Trade Mark shall be used by Link only on or in respect of the Licensed Product and no other trade name or trade mark shall be used by Link on or in relation to the Licensed Product. The use by Link of the Trade Mark shall not confer on Link (nor on any other person) nor give rise to or create any right, title or interest in the Trade Mark contrary to the rights of Laxdale. Link hereby agrees that it shall not claim nor commit any other person to claim any right, title or interest in or to the Trade Mark or to any trade name or trade mark of Laxdale and shall promptly cease to use the Trade Mark and all such other trade marks or other trade name immediately upon termination of this Agreement for any reason whatsoever subject to Clause 22.

17.2                         Link shall not change, obscure or interfere with the Trade Mark or any trade name or trade mark which appears or may appear on the Licensed Products or packaging, sales literature, promotional materials or other materials approved by Laxdale from time to time.

17.3                         Link recognises that the Trade Mark used on or relative to the Licensed Product (and any other rights attaching to the Licensed Product) are the property of Laxdale. Link shall from time to time and at the cost of Laxdale render all reasonable assistance to Laxdale in connection with the registration of the Trade Mark or any other trade name or trade mark as may be required by Laxdale.

17.4                         Link shall ensure that all Licensed Product related materials including but not limited to sales literature, catalogues, price lists and other Licensed Product related materials created by Link from time to time shall contain a legible statement announcing the proprietorship of the Licensed Patent and the Trade Mark, in a form acceptable to Laxdale.

18.                           Improvements

18.1                         Without prejudice to Clause 3.2, if, during the Term, Link develops or conceives any Improvement, then it shall forthwith notify Laxdale in writing of such Improvement and shall disclose all necessary information to permit exploitation by Laxdale of such Improvement in connection with the Licensed Product.

18.2                         Laxdale shall have an irrevocable, perpetual, non-exclusive, worldwide royalty-free licence to use all Improvements which Link is due to disclose to Laxdale in terms of Clause 18.1 and to work under all IP Rights in respect thereof.

18.3                         If during the Term, Laxdale conceives or develops any Major Improvement Link shall have the option to obtain a new licence and distribution agreement from Laxdale in relation to said Major Improvement and on terms no less favourable than those contained within this Agreement. Said agreement shall be subject to Link being satisfied (acting reasonably) that any Major Improvement has successfully demonstrated a statistically significant improvement when compared to the Licensed Product in this Agreement and said option shall be exercisable by Link on the following basis:

18.3.1                      Laxdale shall give written notice to Link of the results from clinical trials for a product consisting of the Major Improvement and Link shall have fourteen (14) days to give written notice to Laxdale to exercise its option to enter into negotiations for a new licence and distribution agreement in relation to said Major Improvement. In the event no such notice is given to Laxdale by Link, the option in this Clause 18.3 shall be deemed to have expired and it shall be at Laxdale’s sole discretion whether to enter into negotiations with Link.

18.3.2                      Upon receipt by Laxdale of notice, in accordance with Clause 18.3.1, Laxdale and Link shall negotiate, in good faith, the terms of a licence and distribution agreement (subject always to the terms of Clause 18.3). In the event the terms of an agreement have not been reached within eight (8) weeks of receipt by Laxdale of the foregoing notice from Link, then all negotiations shall terminate and Laxdale shall be entitled in its sole discretion to appoint a third party distributor in the Territory for a product that incorporates said Major Improvement.

18.4                         If during the Term, Laxdale conceives or develops any Minor Improvement. Link shall have the automatic right to have said Minor Improvement included within the Field of Use and within the Territory and subject to the same conditions as set forth in this Agreement.

19.                           Intellectual Property

19.1                         Other than as expressly provided herein nothing contained in this Agreement shall be construed as conferring or vesting any right, title or interest in or to any of the Licensed Patent, the Trade Mark or other IP Rights in or relating to the Licensed Product in favour of Link or any other third party.

19.2                         Laxdale warrants to Link that at the Effective Date and to the best of it’s knowledge it is the sole owner of or has the right to use all the intellectual property rights in the Licensed Product. Laxdale shall indemnify and hold Link harmless against any liability, expense, loss, damage or injury arising out of or in connection with a claim against Link that the Licensed Product infringes .

19.3                         Link shall forthwith advise Laxdale of any infringement or purported infringement of the Licensed Patent, the Trade Mark and/or any other IP Rights of Laxdale of which it becomes aware. Laxdale shall in its sole discretion decide whether to take any action (at its own expense) against any infringement or purported infringement of the foregoing which comes to its knowledge.  Link shall promptly give Laxdale all reasonable assistance in relation to such proceedings (including becoming a party to them if so requested by Laxdale) upon being indemnified by Laxdale in respect of any reasonable costs and in that event any damages, profits or other compensation received from such proceedings shall belong to Laxdale (subject to Link’s right to be recompensed for its reasonable costs as aforesaid). In the event Laxdale, in its sole discretion, decides to take no action Link shall be entitled to take such action as it sees fit. To avoid any doubt any action so taken by Link shall be at its own expense and Link shall indemnify Laxdale in relation to any costs, claims or damages incurred by Laxdale as a result of Link taking such action.

20.                           Confidential information

Neither Link nor Laxdale shall either during the Term (or any extension thereof) or thereafter, disclose to any third party (other than in the proper course of business to its professional advisers) any confidential business information of the other whether relating to the Licensed Product, any IP Rights relating to the Licensed Product, (including but not limited to the Licensed Patent and/or the Trade Mark), any aspect of (or the existence of) this Agreement, or in relation to each others’ business including but not limited to trade secrets, proprietary information or any information relating to the business affairs of each other. For the avoidance of doubt, the aforesaid restriction shall not apply to information which is in the public domain at the Effective Date, which enters the public domain thereafter through no fault of Link or Laxdale as the case may be, or any information required to be disclosed by law or other regulatory authority.

21.                           Press Releases

Subject to clause 20, during the term of this Agreement Laxdale and Link has the right to approve the wording of any press release relating to the terms of this Agreement or in relation to the Licensed Product in the Territory. Neither Laxdale or Link shall use the other party’s name without their prior written consent.

22.                           Force majeure

22.1                         If either Laxdale or Link is prevented or delayed by force majeure from the performance of any of its obligations under this Agreement (the “Defaulting Party”), and gives written notice to the other party (the “Non-Defaulting Party”) specifying the matters constituting force majeure and (where possible to predict) the period for which such prevention or delay shall continue, then the party in question shall be excused from the performance or the punctual performance (as the case may be) of the relevant obligation as from the date of such notice for so long as such cause of prevention or delay to its relevant obligations shall continue.

22.2                         Laxdale and Link shall co-operate with each other and the Defaulting Party shall use its reasonable endeavours to make alternative arrangements to enable the relevant obligations to be performed and if such relevant alternative arrangements are not arranged or if they are not arranged to the satisfaction of the Non-Defaulting Party, the Non-Defaulting Party may make alternative arrangements to enable such obligations to be performed.

23.                           Termination

23.1                         Subject as provided herein, Laxdale or Link may terminate this Agreement by written notice to the other with immediate effect upon the occurrence of any of the following events:

23.1.1                      liquidation, receivership, appointment of an administrator of the other party or the institution of insolvency proceedings or any general composition, formal or informal, with or for the benefit of creditors;

23.1.2                      the other party ceasing or threatening to cease carrying on its business or a substantial part thereof;

23.1.3                      Change of Control of the other party provided that the new shareholder is a direct competitor of the other party;

23.1.4                      failure by Link to pay any sum due within 90 days of the due date for payment;

23.1.5                      if either party commits a material breach of any of the provisions of this Agreement which cannot be remedied or if it can be remedied remains unremedied on the expiry of 28 days after notice is given by the other party specifying the nature of the breach and the action required to remedy same.

23.1.5                      Laxdale may terminate this Agreement on 30 days’ written notice if: Link challenges and/or assists any third party to challenge the IP Rights (including the Licensed Patent and/or the Trade Mark) of Laxdale; or

23.1.6                      if during the Term it comes to the attention of Laxdale that Link is concerned or involved in the marketing, distribution or sale of any product which competes with the Licensed Product; or

23.1.7                      Failure by Link to meet the terms of Clause 4.5 hereof.

24.                           Effect of termination

24.1                         In the event of termination or expiry of this Agreement for any reason:

24.1.1                      Link’s appointment and right to sell the Licensed Products hereunder shall automatically terminate other than in relation to Licensed Products for which binding orders have been received by Link which Link shall be entitled to fulfil. Laxdale shall be entitled to repossess all Licensed Products for which binding orders have not been received by Link and/or which Link is not entitled to sell as aforesaid (subject to prior repayment by Laxdale for any such repossessed Licensed Products which Link has paid for);

24.1.2                      Laxdale shall not be liable to deliver to Link any Licensed Products ordered by Link and which have been accepted by Laxdale by Order Acknowledgements prior to the date of termination unless and until arrangements acceptable to Laxdale providing for guaranteed payment are made by Link;

24.1.3                      all sums due to either party as at the date of termination (excluding sums in respect of any Purchase Orders) shall immediately become due and payable within 14 days;

24.1.4                      Either party shall return to the other all correspondence, documents and other property provided under the Agreement.

24.1.5.                     Termination or expiry of this Agreement for any reason whatsoever shall not affect any rights of the parties in relation to the period prior to the date of termination or expiry and/or which due to their nature are due to be performed or observed following such termination including but not limited to Clauses [7, 10, 11, 12, 15, 16, 19, 20, and 24].

25.                           Governing Law and Dispute Resolution.

25.1                         All matters arising out of or in connection with this Agreement shall be governed by the law of England. In the event of any controversy or claim arising out of, relating to or in connection with Clauses 23.1.5 and 23.1.6 of this Agreement, the parties shall try to settle their differences amicably between themselves first, by referring the disputed matter to the respective heads of sales and marketing of each party and, if not resolved by the sales and marketing heads, by referring the disputed matter to the respective Chief Executive Officers of each party. Either party may initiate such informal dispute resolution by sending written notice of the dispute to the other party, and, within 30 days after such notice, such representatives of the parties shall meet for attempted resolution by good faith negotiations. If such personnel are unable to resolve a dispute within 30 days of their first meeting of such negotiations, the parties shall submit the dispute to mediation if either party requests this in writing. The parties are free to decide the format and procedure for non-binding mediation. The mediation proceedings and any documents prepared for such proceedings shall be without prejudice to the legal position of either party and the parties shall use best endeavours to attend a mediation hearing within two (2) months of the mediation procedure first being requested in writing. The mediation procedure shall be non-binding and, unless agreed by both parties, the mediator/facilitator will not be requested to give any views or report on the relevant merits relating to the dispute. The mediation hearing shall take place in the UK and be conducted in English. Each party shall bear its own costs of the mediation, with the costs of the mediator and other joint costs being borne by the parties equally. In the event that the mediation procedure has not satisfactorily resolved the dispute within two (2) months of it first being requested, the dispute shall then be decided by the relevant English court.

26.                           General

26.1                         Link shall not be entitled to transfer, assign or sub-license any of its rights or obligations under this Agreement without the prior written consent of Laxdale, such consent not to be unreasonably withheld. Laxdale shall be entitled to transfer, assign or sub-license any of its rights or obligations under this Agreement to a company within its group of companies as defined by the Companies Act 1985 (the “Act”) or to its holding company (as defined in the Act) or a company within the group of companies of its holding company or companies.

26.2                         This Agreement constitutes the entire agreement and understanding between the parties hereto regarding its subject matter and cancels, terminates and supersedes any and all prior agreements and understandings of any nature (written, oral or otherwise) relating to such subject matter but that without excluding either party’s liability for fraud or fraudulent misrepresentation. Any variation or addition to the provisions of this Agreement shall not be effective unless reduced to writing and signed by or on behalf of the parties hereto by a person duly authorised to do so.

26.3                         The relationship between the parties in relation to the subject matter of this Agreement is as described in this Agreement and no employment, partnership, joint venture or agency relationship shall be deemed to exist between the parties and neither shall have the power to bind or pledge the credit of the other.

26.4                         Failure by either party to enforce at any time any of the provisions of this Agreement, or to exercise any option provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part thereof, or the right of the willing party to enforce thereafter each and every such provision or option.

26.5                         If any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect.

26.6                         Any notice or other document to be given under this Agreement shall be in writing and shall be deemed to have been duly given if left at or sent by hand or by registered post; or by facsimile or by other electronic media to a party at the address set out herein for such party or such other address as one party may from time to time designate by written notice to the other. Any such notice or other document shall be deemed to have been received by the addressee two working days following despatch if the notice or other document is sent by registered post, or simultaneously with the delivery or transmission if sent by hand or other electronic means.

27.                           Applicable law and jurisdiction

Subject to the dispute resolution term at clause 25, all matters arising out of or in connection with this Agreement shall be governed by and construed in accordance with English law. The parties hereby submit to the exclusive jurisdiction of the English courts.

AS WITNESS the hand of the parties thereto the date and year first before written.

Signed for and on behalf of
LAXDALE LIMITED
Director
at Stirling	/s/ [ILLEGIBLE]

on 19 December 2002

Signed for and on behalf of

LINK PHARMACEUTICALS LIMITED
Director
at [ILLEGIBLE]	/s/ [ILLEGIBLE]

on 20 December 2002

Schedule

1(a)         Minimum Sales:

Year 1 – [*] Units or £[*] of the Licensed Product per annum

Year 2 – [*] Units or £[*] of the Licensed Product per annum

Year 3 – [*] Units or £[*] of the Licensed Product per annum

Year 4 – [*] Units or £[*] of the Licensed Product per annum

Year 5 and subsequent years – [*] Units or £[*] of the Licensed Product per annum

l(b)          Termination Minimum Sales

Year 1 – [*] Units or £[*] of the Licensed Product per annum

Year 2 – [*] Units or £[*] of the Licensed Product per annum

Year 3 – [*] Units or £[*] of the Licensed Product per annum

Year 4 – [*] Units or £[*] of the Licensed Product per annum

Year 5 and subsequent years – [*] Units or £[*] of the Licensed Product per annum

2.             Licensed Patent:

Patent number: EPO 00900733.3

International Filing Date: 21.1.00

Status: pending

3.             Royalties:

(i)            [*]% of the Net Sales Value for the relevant Licensed Product where the Total Net Sales Value at the time of the relevant Sale being made is less than £ 3 million in each Marketing Year;

(ii)           [*]% of the Net Sales Value for the relevant Licensed Product where the Total Net Sales Value at the time of the relevant Sale being made exceeds £ 3 million and where the relevant sale being made is less than £6 million in each Marketing Year;

(iii)          [*]% of the Net Sales Value for the relevant Licensed Product where the Total Net Sales Value at the time of the relevant Sale being made exceeds £ 6 million in each Marketing Year.

4.             Timetable

Contribution to Research and Development of the Licensed Product Milestones	Milestone Payments

Milestone 1 – contribution for past development of the Licensed Product due on the Effective date	£	[*]

Milestone 2 – contribution to the development of a complete and compliant dossier and due on submission of the dossier to the EMEA by Laxdale	£	[*]

Milestone 3 – contribution to the development of the complete and compliant dossier due on formal written regulatory approval of Licensed Product by EMEA for use in Huntington’s Disease	£	[*]

Milestone 4 – contribution to the research and development of the Licensed Product due on the Launch Date of Licensed Product in the Territory	£	[*]

Milestone 5 – final contribution to the research and development of the Licensed Product due on Net Sales Value reaching £2,000,000	£	[*]